July 30, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Morgan Youngwood

RE:        Rally Software Development Corp.
Schedule 14A Definitive Proxy Statement filed on May 9, 2014
Current Report on Form 8-K filed on June 5, 2014
File No: 001-35868

Dear Mr. Youngwood:

On behalf of Rally Software Development Corp. (the “Company”), this letter is in response to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on July 18, 2014 regarding the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on May 9, 2014 (the “Proxy Statement”) and the Company’s Current Report on Form 8-K filed with the Commission on June 5, 2014 (the “Current Report”).

The Company acknowledges the Staff’s comments with respect to the description of certain bonuses awarded by the Company in its 2014 fiscal year as set forth in the Proxy Statement and with respect to the Company’s presentation of its non-GAAP financial measures in the Current Report.  The Company will revise its disclosure in future filings in accordance with the Staff’s comments.

In addition, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (720) 221-0218 or John McKenna of Cooley LLP at (650) 843-5059 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ David A. Huberman
David A. Huberman
General Counsel and Secretary

cc:                    James M. Lejeal, Rally Software Development Corp.
John T. McKenna, Cooley LLP
Matthew P. Dubofsky, Cooley LLP

3333 Walnut St., Boulder, CO 80301    v 303 565 2800     f 303 226 1179     www.rallydev.com